Exhibit 99.3

Free translation from Dutch

For information purposes only

GALAPAGOS NV

Limited liability company

Generaal De Wittelaan L11 A3, 2800 Mechelen,

Belgium Company Number: 0466.460.429

RLE Antwerp - division Mechelen

Invitation to the Annual Shareholders’ Meeting to be held on April 29, 2025

The Board of Directors of Galapagos NV (hereinafter the “Company”, or “Galapagos”) has the honor to invite the shareholders, holders of subscription rights, directors, and statutory auditor of the Company to the annual shareholders’ meeting (hereinafter the “Annual Shareholders’ Meeting”). The Annual Shareholders’ Meeting will be held on Tuesday April 29, 2025, at 2:00 p.m. (Belgian time) at the registered office of the Company (Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Agenda and proposed resolutions

The agenda and the proposed resolutions of the Annual Shareholders’ Meeting of the Company which, as the case may be, can be amended at the meeting on behalf of the Board of Directors, are as follows:

1.

Acknowledgement and discussion of (a) the annual report of the Board of Directors in relation to the non-consolidated and consolidated annual accounts of the Company for the financial year ended on December 31, 2024, and (b) the report of the statutory auditor in relation to the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2024.

2.

Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2024, and approval of the allocation of the annual result as proposed by the Board of Directors.

Proposed resolution: The shareholders’ meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2024, and the allocation of the annual result as proposed by the Board of Directors.

3.	Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on December 31, 2024.

4.	Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on December 31, 2024.

5.	Acknowledgement and approval of the remuneration report.

Proposed resolution: The shareholders’ meeting resolves to approve the remuneration report included in the annual report of the Board of Directors for the financial year ended on December 31, 2024.

6.

Release from liability to be granted to the (current and former) members of the Board of Directors, and the statutory auditor for the performance of their respective mandates during the financial year ended on December 31, 2024.

Proposed resolution: The shareholders’ meeting resolves, by a separate vote, to release each (current and former) member of the Board of Directors, and the statutory auditor from any liability arising from the performance of their respective mandates during the financial year ended on December 31, 2024.

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Free translation from Dutch

For information purposes only

7.	Appointment of Mr. Oleg Nodelman as non-executive director.

Taking into account the recommendation and advice of the Nomination Committee, the Board of Directors recommends that the appointment of Mr. Oleg Nodelman as non-executive director of the Company be confirmed and continued for an additional term of four years. Notably, on October 6, 2024, and with effect as per October 7, 2024, the Board of Directors appointed Mr. Oleg Nodelman as non-executive director of the Company by co-optation following the resignation of Mr. Daniel Baker on October 6, 2024, as independent non-executive director, who was appointed for a term up to and including the closing of the annual shareholders’ meeting to be held in 2026 which will have decided upon the financial statements for the financial year ended on December 31, 2025.

Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Nomination Committee, the shareholders’ meeting resolves (a) to confirm the appointment by co-optation on October 6, 2024, and with effect as per October 7, 2024, following the resignation of Mr. Daniel Baker on October 6, 2024, and to appoint Mr. Oleg Nodelman as a non-executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders’ meeting to be held in 2029 which will have decided upon the financial statements for the financial year ended on December 31, 2028. The shareholders’ meeting also resolves that the mandate of Mr. Oleg Nodelman will not be remunerated.

8.	Confirmation and appointment of the statutory auditor with respect to the “assurance” of the CSRD sustainability reporting.

Proposed resolution: In accordance with the recommendation of the Audit Committee and upon proposal of the Board of Directors, and taking into account that the Corporate Sustainability Reporting Directive 2022/2464/EU (“CSRD”) in the meantime has been transposed into Belgian law, the shareholders’ meeting resolves (a) as far as needed and required, to confirm and ratify the decision by the annual general shareholders’ meeting, which prior to the aforementioned transposition of the CSRD took place on April 30, 2024, to charge the Company’s statutory auditor, being BDO Bedrijfsrevisoren BV, with its registered office at Da Vincilaan 9/E.6, 1930 Zaventem, and registered with the Crossroads Enterprise Database (RPR Brussels, Dutch-speaking division) under the number 0431.088.289, permanently represented by Ellen Lombaerts, for a period of one year, with the assurance of the sustainability reporting of the Company, as referred to in the CSRD, for the financial year ending on December 31, 2024 in accordance with applicable law, (b) taking into account the aforementioned transposition of the CSRD that in the meantime has taken place, to extend the aforementioned mandate of BDO Bedrijfsrevisoren BV for the assurance of the sustainability reporting of the Company, as referred to in articles 3:6/1—3:6/8 and articles 3:32/1—3:32/6 of the Belgian Companies and Associations Code for a period of one year, to include also the assurance of the sustainability reporting of the Company for the financial year ending on December 31, 2025, so that (taking into account the provisions of article 3:61, §8 of the Belgian Companies and Associations Code) the first term of the statutory mandate of the statutory auditor for the assurance of the sustainability reporting of the Company in accordance with applicable law is aligned with the current mandate of the statutory auditor to audit the Company’s annual financial statement (which shall expire immediately after the annual shareholders’ meeting to be held in 2026), and (c) to determine the remuneration of BDO Bedrijfsrevisoren BV for the assurance of the Company’s sustainability reporting for the financial year ending on December 31, 2025 at EUR 80,000.00 (if any, VAT exclusive). The appointment of the statutory auditor with respect to the aforementioned assurance will expire immediately after the annual shareholders’ meeting to be held in 2026.

No attendance quorum: There is no attendance quorum requirement for the deliberation and voting on the agenda items referred to in the aforementioned agenda of the Annual Shareholders’ Meeting.

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Free translation from Dutch

For information purposes only

Voting and majority: Subject to applicable legal provisions, each share shall have one vote. In accordance with applicable law, the proposed resolutions referred to in the aforementioned agenda of the Annual Shareholders’ Meeting shall be passed if they are approved by a simple majority of the votes validly cast by the shareholders.

Registration and admission formalities

To be admitted to the Annual Shareholders’ Meeting, the holders of securities issued by the Company must comply with (a) article 7:134 of the Belgian Companies and Associations Code, and (b) article 23 of the Company’s articles of association, as well as complete the formalities and make the notifications further described below.

Only shareholders are entitled to vote at the Annual Shareholders’ Meeting. The holders of subscription rights issued by the Company can, in accordance with article 7:135 of the Belgian Companies and Associations Code, only attend the Annual Shareholders’ Meeting with an advisory vote. Article 23 of the Company’s articles of association determines the formalities that these security holders must complete to be admitted to the Annual Shareholders’ Meeting.

In order to be able to participate to the Annual Shareholders’ Meeting, a holder of shares or subscription rights issued by the Company must satisfy two conditions: (i) be registered as holder of such shares or subscription rights on the Record Date (as defined below), and (ii) notify the Company thereof, as described below:

1.

Registration: Firstly, the right for a holder of shares or subscription rights issued by the Company to participate to and, as applicable, to vote at the Annual Shareholders’ Meeting is only granted on the basis of the registration of the securities concerned on April 15, 2025 at midnight (24:00) (Belgian time) (hereinafter the “Record Date”), via registration, in the applicable register book for the securities concerned (for registered securities) or in the accounts of a certified account holder or the relevant central securities depository for the securities concerned (for dematerialised securities), and this irrespective of the number of shares or subscription rights that they hold on the date of the Annual Shareholders’ Meeting.

2.

Notification: Secondly, in order to be admitted to the Annual Shareholders’ Meeting, the holders of shares or subscription rights issued by the Company must notify the Company in writing that they have the intention to participate to the meeting and must do so prior to or at the latest on April 23, 2025. The holders of securities that wish to make such notification can make use of the registration notice form that can be obtained at the Company’s registered office and on the Company’s website (www.glpg.com/shareholders-meetings). The notice must reach the Company by e-mail at shareholders@glpg.com or by mail at its registered office (Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, Attention: Ms. Annelies Denecker) at the latest on the sixth calendar day prior to the Annual Shareholders’ Meeting, i.e., on or before April 23, 2025 at the latest. For the holders of dematerialised shares, the notification should include a certificate confirming the number of shares that have been registered in their name on the Record Date. The certificate can be obtained by the holders of the dematerialised shares with the certified account holder, the relevant central securities depository, or the relevant financial intermediary for the shares concerned.

Only persons who are a holder of shares or subscription rights of the Company on the Record Date and have indicated their intention to participate in the Annual Shareholders’ Meeting as set out above, will be entitled to participate in, and, in the case of shares, vote at, the Annual Shareholders’ Meeting.

Proxy

In accordance with article 24 of the Company’s articles of association, shareholders having complied with the registration and admission formalities set out above, may be represented at the Annual Shareholders’ Meeting by the General Counsel of the Company, with power of substitution, in her capacity as proxy holder, provided that the proxy does contain specific voting instructions for each item on the agenda of the Annual Shareholders’ Meeting.

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Free translation from Dutch

For information purposes only

Shareholders who so wish to be represented by proxy, should use the proxy form (with voting instructions) made available on the Company’s website (www.glpg.com/shareholders-meetings). The signed proxy form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than April 23, 2025.

Voting by letter

In accordance with article 7:146 of Belgian Companies and Associations Code, and article 24 of the Company’s articles of association, shareholders having complied with the registration and admission formalities set out above, are allowed to vote by letter—prior to the Annual Shareholders’ Meeting—by means of a form made available on the Company’s website (www.glpg.com/shareholders-meetings).

The signed form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than April 23, 2025.

Right to ask questions

In accordance with article 7:139 of the Belgian Companies and Associations Code, and article 28 of the articles of association of the Company, shareholders and holders of subscription rights issued by the Company, are entitled, whether during the Annual Shareholders’ Meeting or in writing before the meeting, to ask questions to (a) the members of the Board of Directors with respect to its report, or the agenda items, and (b) the statutory auditor with respect to its report.

Questions asked in writing, will only be answered if the relevant shareholder, or holder of subscription rights, has fulfilled the registration and admission formalities set out above, and if the written question has been received by the Company at the latest on April 23, 2025. Any written questions must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Right to add agenda items

In accordance with article 7:130 of the Belgian Companies and Associations Code, and article 22 of the articles of association of the Company, one or more shareholders who alone or together possess at least 3% of the share capital of the Company, and provided that the applicable legal restrictions have been complied with, may request for additional items to be added to the agenda of the Annual Shareholders’ Meeting, and submit proposed resolutions in relation to existing agenda items or new items to be added to the agenda. Such request, along with proof of ownership of the required participation, and, as the case may be, the text of the items to be dealt with and related proposed resolutions, must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than April 7, 2025. As the case may be, the Company will publish a modified agenda for the Annual Shareholders’ Meeting at the latest on April 14, 2025.

Availability of documents

The documentation relating to the Annual Shareholders’ Meeting, or that must be made available pursuant to the applicable laws, as well as the total number of shares and voting rights at the date hereof, are made available on the Company’s website (www.glpg.com/shareholders-meetings). Any hard copies of this documentation can be obtained at no cost by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

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Free translation from Dutch

For information purposes only

Please address any requests for more information to the Legal department of Galapagos (+32 15 342 900). Correspondence can be sent by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Miscellaneous

To facilitate an expedient registration, the participants are requested to be present at least 15 minutes prior to the start of the Annual Shareholders’ Meeting.

The convening notice for the Annual Shareholders’ Meeting is drafted in Dutch and English, it being however understood that (i) the English version of the convening notice is only a free translation for information purposes, and (ii) in case of an inconsistency between the Dutch and English version of the convening notice, the Dutch version will at all times prevail.

The natural persons who intend to attend the Annual Shareholders’ Meeting in their capacity as holder of securities, proxy holders, or representatives of a legal entity, must provide evidence of their identity in order to be granted access to the meeting. In addition, the representatives of legal entities must hand over all documents establishing their capacity as corporate representative or attorney-in-fact. These documents will be verified immediately before the start of the Annual Shareholders’ Meeting.

Data protection

The Company is responsible for the processing of personal data it receives from, or collects about, holders of securities issued by the Company and proxy holders in the context of shareholders’ meetings. The processing of such data will be carried out for the purposes of the organization and conduct of the relevant shareholders’ meeting, including (without limitation) the convening notices, registrations, attendance and voting, as well as for maintaining lists or registers of security holders, and the analysis of the investor and security holder base of the Company. These data include, amongst others, identification data, the number and nature of securities of any holder of securities issued by the Company, proxies and voting instructions. These data may also be transferred to third parties for the purposes of assistance or services to the Company in connection with the foregoing. The processing of the above data will be carried out, mutatis mutandis, in accordance with the Company’s Privacy Statement, available on the Company’s website (www.glpg.com/privacy-notice). The Company draws the attention of the holders of securities issued by the Company and proxy holders to the description of the rights they may have as data subjects, such as, among others, the right to access, the right to rectify and the right to object to processing, which are further outlined in the section ‘Your rights as a data subject’ of the aforementioned Privacy Statement. All this does not affect the rules that apply in connection with the registration and participation to the shareholders’ meeting. To exercise rights as a data subject, as well as for all other information regarding the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at dpo@glpg.com.

On behalf of the Board of Directors

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